HERITAGE WORLDWIDE INC.
337 AVENUE DE BRUXELLES
LA SEYNE-SUR-MER, FRANCE 83507
(011) (33) 494-109810

February 23, 2009

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

RE:   Heritage Worldwide, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
Form 1O-Q for the Period Ended September 30, 2008
SEC File No. 0-28277

Dear Mr. Reynolds:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter dated February 6, 2009.  For your reference, we reproduced the comments from the Staff’s letter followed by our responses.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 9A(T)  Controls and Procedures, page 23

1.
We note your disclosure that your principal executive officer and your principal financial officer have concluded that your controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in this report has been recorded, processed, summarized and reported as of the end of the period covered by this report. However, you do not include the entire definition of disclosure controls and procedures. If you choose to include the definition in your disclosure responsive to Item 307 of Regulation S-K, please revise future filings to include the entire definition.  See Exchange Act Rule 13a-15(e)

Response:

In future filings, we will comply with the disclosure requirements of Item 307 of Regulation S-K.

2.
We note the disclosure that there were no “significant changes” in your internal controls. Please revise future filings to eliminate the qualification concerning no “significant” changes. Also, please follow the language of Item 308(c) of Regulation S-K by stating, if true, that there was no change that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Response:

In future filings, we will eliminate the qualification concerning no “significant” change, as well as follow the language of Item 308(c) of Regulation S-K.

Exhibits

3.
Please revise future Section 302 certifications to provide the name of the company in paragraph one instead of using the defined term “Company,” See Rules 13a-l4(a) and 15d-14(a). In addition, include the name of the company with the titles under the signatures.

Response:

In future filings, we will revise Section 302 certifications to provide the name of the company in paragraph one instead of using the defined term “Company,” as well as include the name of the company with the titles under the signatures.

Report of Independent Registered Public Accounting Firm, page 17

4.
We note that your auditors are located in New York. It appears that all of the assets, liabilities, revenues and expenses of Heritage Worldwide, Inc. relate to operations located in France and Spain. Please tell us how the audit of the operations in France and Spain, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

•
Whether another auditor was involved in the audit of the French and Spanish operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards;

•	Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within France and/or Spain.

Response:

For the audit for the year ended June 30, 2008, our U.S. auditors informed us that they performed the audit planning in their offices in New York, NY and in Boca Raton, FL. Our U.S. auditors performed audit fieldwork in France and Spain.  They sent three professionals to our corporate offices in La Seyne, France, and spent ten days performing fieldwork procedures.  The three professionals consisted of one partner, one supervisor and one senior auditor.  The supervisor speaks Spanish, French as well as English.  Our U.S. auditors also sent a staff person to Spain in early July in order to perform counts of the inventory held in our Spanish facilities and to perform some preliminary audit procedures which assisted during the fieldwork in August and September.

Our U.S. auditors relied on our French auditors, Deloitte & Touche, to perform the physical counts of the inventory held in our French facilities.  However, they also performed test counts and observed the inventory in France while in France performing the fieldwork.

Our French auditors performed the audit of PIP France, our main operating subsidiary as required by French law.  Our U.S. auditors use a nominal portion  of the work performed by our French auditors to assist them with their own audit procedures.  Our French auditors have represented to our U.S. auditors that they are independent with respect to Heritage Worldwide, Inc. and Subsidiaries under the requirements of the PCAOB and the SEC.  They also represented that they are aware that our U.S. auditors may place some reliance on their audit of PIP France and that they have knowledge of the relevant financial reporting requirements of the SEC.

Despite receiving some assistance from our French auditors, we have been informed by our U.S. auditors that they have performed all audit procedures on their own and did not rely on the audit procedures of our French auditors on any significant audit area.

Form 10-Q for the Quarter Ended September 30, 2008

Liquidity and Capital Resources, page 22

5.
We note your disclosure in Note 3 that you have two convertible promissory notes totaling $4 million maturing within one year.  The holder of the $3 million convertible note has advised you that they are not going to convert this note into common stock. Considering your cash balance of $251,530 at September 30, 2008 and (i) your declining sales, (ii) lower gross profit margin and (iii) and your increased operating loss during the quarter ended September 30, 2008, please disclose how you plan to fund your operations for the next twelve months. Refer to the guidance in Item 303 (b) of Regulation S-K and SEC Release 33-8350.

Response:

We respectfully submit that for the quarter ended September 30, 2008, the Company generated cash flows from operating activities of approximately $128,000.  Accordingly, we believe that the greater liquidity risk for the Company, at this time, and as you noted, is the refinancing risk of its $3million convertible note.  Accordingly, we have added to our going concern disclosures that while the Company was generating paper losses, it was generating positive cash flows from operations for the period ended December 31, 2008, as filed in its Form 10Q for the period ended December 31, 2008.

SEC Release 33-8350 provides the following disclosure guidance as it relates to Liquidity and Capital Resources- Debt instruments:

“There are at least two scenarios in which companies should consider whether discussion and analysis of material covenants related to their outstanding debt (or covenants applicable to the companies or third parties in respect of guarantees or other contingent obligations) may be required.

First, companies that are, or are reasonably likely to be, in breach of such covenants must disclose material information about that breach and analyze the impact on the company if material. That analysis should include, as applicable and to the extent material:

•	the steps that the company is taking to avoid the breach;

•	the steps that the company intends to take to cure, obtain a waiver of or otherwise address the breach;

•	the impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration or similar provisions) on financial condition or operating performance; and

•	alternate sources of funding to pay off resulting obligations or replace funding.”

In our quarterly filing for the period ended September 30, 2008, we did disclose the potential for such breach of the debt covenant related to the maturity of the debt and the fact that the Company did not generate enough operating  funds to satisfy its obligations under the convertible promissory note.  Initially, the Company was considering, and is still considering the issuance of debt or equity securities to satisfy its obligations under the $3million convertible promissory note.

 However, subsequent to the release of its Form 10-Q for the period ended September 30, 2008, and based on recent communication with the note holder, the Company is able to assert the following, as it did in its Form 10-Q for the period ended December 31, 2008:” The note holder has indicated that they are not going to convert their promissory note of $3,000,000 into shares of the Company's stock, but that they are willing to consider alternative terms to the existing $3 million convertible promissory note which could include the extension of the maturity date.”  The Company further disclosed the following in the same filing: “The Company plans to negotiate with the current $3,000,000 noteholder and extend the maturity of this note.”

We respectfully submit that we believe that the additional disclosures we made in our filing for the Form 10-Q for the period ended December 31, 2008, specifically about the recent developments in our communication with the noteholder clarifies  the steps that the company is taking to avoid the breach and the steps that the company intends to take to cure, obtain a waiver of or otherwise address the breach.

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information, kindly contact Leslie Croland, Esq. with Edwards Angell Palmer & Dodge LLP at 1.561. 820.0212. Thank you for your attention to this matter.

Sincerely,

s/s Claude Couty

Mr. Claude Couty
Chief Financial Officer
Heritage Worldwide, Inc.